# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUX THERAPEUTICS, INC., CIK 0001817713
CUSIP: 47103J105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10955 VISTA SORRENTO PARKWAY, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001104659-21-082084
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,971,377; sole dispositive power 0; shared dispositive power 11,971,377; aggregate amount beneficially owned 11,971,377 (19.9% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,971,377; sole dispositive power 0; shared dispositive power 11,971,377; aggregate amount beneficially owned 11,971,377 (19.9% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 11,971,377; sole dispositive power 0; shared dispositive power 11,971,377; aggregate amount beneficially owned 11,971,377 (19.9% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,861,013; sole dispositive power 0; shared dispositive power 10,861,013; aggregate amount beneficially owned 10,861,013 (18.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: JANUX THERAPEUTICS, INC.
Address of issuer's principal executive offices: 10955 VISTA SORRENTO PARKWAY, SUITE 200, SAN DIEGO, California (CA), 92130
Comment: This Amendment No. 4 (this "Amendment No. 4" or this "13D/A") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 27, 2021, and amended on March 6, 2024, September 16, 2024 and October 22, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 4 is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"), who are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 10,141,287 shares of common stock held directly by the Fund; (ii) pre-funded warrants (the "2023 Pre-Funded Warrants") exercisable for up to 503,226 shares of common stock held directly by the Fund; (iii) pre-funded warrants (the "2024 Pre-Funded Warrants" and, together with the 2023 Pre-Funded Warrants, the "Pre-Funded Warrants") exercisable for up to 1,397,849 shares of common stock held directly by the Fund; (iv) 1,048,406 shares of common stock held directly by RA Capital Nexus Fund II, L.P. (the "Nexus Fund II"); and (v) a total of 60,566 shares underlying vested stock options (right to buy), and 1,392 shares underlying stock options (right to buy) which shall vest within 60 days of this filing held by Jake Simson for the benefit of RA Capital. Each of the 2023 Pre-Funded Warrants and the 2024 Pre-Funded Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes exercise of the warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 19.90% and 19.99%, respectively, of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 11,971,377 shares of common stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by the Fund or the Nexus Fund II. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's and the Nexus Fund II's portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund and the Nexus Fund II have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, the Fund and the Nexus Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund II. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On March 5, 2025, the Fund purchased 304,287 and 37,455 shares of common stock each in open market transactions at prices ranging from $29.90 to $30.89 per share (a weighted-average price of $30.56 per share) and $30.90 to $31.50 per share (a weighted-average price of $31.30 per share), respectively.

On March 6, 2025, the Fund purchased 372,093 shares of common stock in open market transactions at prices ranging from $30.54 to $31.00 per share (a weighted-average price of $30.78 per share).

On March 7, 2025, the Fund purchased 110,206 shares of common stock in open market transactions at prices ranging from $30.74 to $31.40 per share (a weighted-average price of $31.02 per share).

All purchases of the securities described herein were for cash and were funded by working capital of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is as of March 7, 2025 and is incorporated by reference. The percentage set forth in row 13 is based upon the sum of (i) 59,105,147 shares of common stock outstanding as of February 25, 2025, as reported by the Issuer in its Annual Report on Form 10-K, filed with the SEC on February 27, 2025; (ii) an aggregate of 719,726 shares of common stock issuable upon the exercise of Pre-Funded Warrants, as limited by the Beneficial Ownership Blockers; and (iii) 61,958 shares of common stock issuable upon the exercise of stock options, as applicable. Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of each of the cover pages for RA Capital, Dr. Kolchinsky and Mr. Shah have been rounded down to 19.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A and Item 2 above is as of March 7, 2025 and is incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

No. Price Per
Transaction Purchaser Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 01/26/2025 695 (1)
Vest Stock Option (Right to Buy) RA Capital 02/26/2025 696 (1)
Vest Stock Option (Right to Buy) RA Capital 03/26/2025 696 (1)(2)
Vest Stock Option (Right to Buy) RA Capital 04/26/2025 696 (1)(2)

(1) This option represents a right to purchase a total of 8,350 shares of the Issuer's common stock, which began vesting from June 26, 2024 in 12 equal monthly installments. In the event the next occurring annual meeting of the Issuer's stockholders occurs prior to the first anniversary of the date of grant, any remaining unvested portion of the option will vest on the date of such annual meeting of the Issuer's stockholders. The vesting of the option is subject to Jake Simson's continuous service to the Issuer through each vesting date. This option has an exercise price of $39.80 per share.

(2) Represents future vesting options within 60 days from the filing date of this Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock subject to this 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (03/10/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (03/10/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (03/10/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (03/10/2025)